UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34823 / February 1, 2023

In the Matter of

FIDELITY MULTI-STRATEGY CREDIT FUND
FIDELITY DIVERSIFYING SOLUTIONS LLC
245 Summer Street
Boston, Massachussets 02110

(812-15397)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN EXEMPTION FROM RULE 23c-
3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC filed an application
on October 19, 2022, and an amendment on November 28, 2022 and December 13, 2022,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of
the Act for an exemption from rule 23c-3 under the Act, for an order pursuant to section 17(d) of
the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares and impose asset-based
service and/or distribution fees and early withdrawal charges.

On January 5, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34796). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution
and/or service fees and early withdrawal charges is consistent with the provisions, policies, and

purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC (File No. 812-15397),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees and early withdrawal charges is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Director

S